EXHIBIT 17
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Text of Email dated Wednesday, October 6, 2004 from Jackson P. Tai to
Stuart L. Scott, Chairman of the Board of Directors:





Stuart:

I am writing to confirm our telephone conversation on Wednesday, October 6, 2004 (Chicago time). The unfortunate incident at our Mei Foo Branch in Hong Kong puts me in a difficult position in managing perceived conflicts of interests. I am, therefore, submitting my resignation from the Jones Lang LaSalle Board of Directors.

I have been inspired by the progress of the Company, and by the professionalism and insight of the Jones Lang LaSalle Board. Please convey my appreciation to each Board member and the Global Executive Committee.



Jack Tai